UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Index

1. Summary of 2010 First Half Business Report	4
2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2010
EX-99.1

Summary of 2010 First Half Business Report
On August 16, 2010, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of 2010 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
•	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

•	Funding of affiliated companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

•	Capital investment in the Subsidiaries or procurement of funds for the Subsidiaries;

•	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

•	Lease and provision of brand, license, etc. to the Subsidiaries;

•	Other businesses permitted by relevant laws and regulations; and

•	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Key Subsidiary
The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:
•	The banking business as prescribed by the Banking Act;

•	The trust business as prescribed by the Financial Investment Services and Capital Markets Act;

•	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

•	Other businesses incidental or related to the items listed above.
1.3. History
•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 4, 2009

Issued 30,000,000 shares of common stock pursuant to a rights offering (at a share subscription price of Won 37,250 per share)

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary
1.4. Overview of the Business Group
(As of June 30, 2010)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Futures	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

KB Investment & Securities
	Hong Kong	KB Investment & Securities	Not listed
KB-Glenwood Private Equity
	Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
Notes:

(1)	Jooeun Industrial and KLB Securities, which are subsidiaries of Kookmin Bank, are in liquidation. In addition, Kookmin Finance Asia Limited was liquidated on December 29, 2009.

(2)	On July 6, 2010, KBIC No.3 PEF was added as a second-tier subsidiary.

1.5. Capital Structure
1.5.1. Common Shares
Capital Increase

(As of June 30, 2010)	(Unit: Won, shares)

Issue Date	Type	Number	Par Value	Issue Price	Remarks

September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares:
					8.41865%
Number of Shares

(As of June 30, 2010)

(Unit: shares)

	Type
	Common Stock	Total

Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 43,322,704 shares of common stock for which voting rights are restricted.
1.5.2. Treasury Stock
Not applicable

1.5.3. Voting Rights
(As of June 30, 2010)

Items		Number of shares	Notes

Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under relevant laws and regulations	Common Shares	43,322,704	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	343,028,989	—
	Preferred shares	—	—
1.6. Dividend

		January 1, 2009 to	September 29, 2008 to
Items		December 31, 2009	December 31, 2008

Par value per share (Won)		5,000	5,000
Net income (Won in Millions)		539,818	611,927
Earnings per share (Won)		1,659	2,078
Total cash dividends (Won in Millions)		78,897	—
Total stock dividends (Won in Millions)		—	—
Cash dividend payout ratio (%)		14.6	—
Cash dividend yield (%)	Common Shares	0.4	—
	Preferred Shares	—	—
Stock dividend yield (%)	Common Shares	—	—
	Preferred Shares	—	—
Cash dividend per share (Won)	Common Shares	230	—
	Preferred Shares	—	—
Stock dividend per share (Shares)	Common Shares	—	—
	Preferred Shares	—	—

*	The total number of common shares that were eligible for payment of dividends for the year ended December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group).

2. Business
2.1. Results of Operations
(Unit: in millions of Won)

				For the period from
	For the six months	For the six months		September 29, 2008
	ended	ended	For the year ended	to December 31,
	June 30, 2010	June 30, 2009	December 31, 2009	2008

Operating revenues	271,379	418,854	696,712	635,268
Gain on valuation of equity method investments	252,690	413,607	677,107	633,981
Interest income	18,635	5,097	19,455	1,287
Reversal of provision for loan losses	50	150	150	—
Fee income	4	—	—	—
Operating expenses	41,957	70,791	154,819	23,197
Loss on valuation of equity method investments	—	24,321	64,482	10,096
Interest expense	26,489	27,485	55,556	3,063
Loss on valuation and disposal of loans receivable	—	—	—	1,000
Commission expenses	4,243	3,849	7,209	2,270
Selling and administrative expenses	11,225	15,136	27,572	6,768
Operating income	229,422	348,063	541,893	612,071

2.2. Source and Use of Funds
2.2.1. Source of Funds
(Unit: in millions of Won, %)

	As of June 30, 2010		As of December 31, 2009		As of December 31, 2008
	Ending		Ending		Ending
	Balance	Ratio (%)	Balance	Ratio (%)	balance	Ratio (%)

Shareholders’ Equity	17,925,794	95.17	17,851,630	95.65	15,828,611	95.54
Common stock	1,931,758	10.26	1,931,758	10.35	1,781,758	10.76
Capital surplus	16,428,852	87.22	16,428,852	88.03	15,473,511	93.39
Capital adjustments	(2,919,162)	(15.50)	(2,918,990)	(15.64)	(3,145,102)	(18.98)
Accumulated other comprehensive income (loss)	1,146,177	6.09	1,232,279	6.60	1,087,503	6.56
Retained earnings	1,338,169	7.10	1,177,731	6.31	630,941	3.81
Liabilities	909,482	4.83	811,834	4.35	739,408	4.46
Borrowings	798,876	4.24	798,421	4.28	730,572	4.41
Other liabilities	110,606	0.59	13,413	0.07	8,836	0.05
Total liabilities and shareholders’ equity	18,835,276	100.00	18,663,464	100.00	16,568,019	100.00
2.2.2. Use of Funds
(Unit: in millions of Won, %)

	As of June 30, 2010		As of December 31, 2009		As of December 31, 2008
	Ending		Ending		Ending
	balance	Ratio (%)	balance	Ratio (%)	balance	Ratio (%)
| | | | | |
Investment securities accounted for under the equity method	17,687,578	93.91	17,612,122	94.36	16,345,052	98.65
Kookmin Bank	16,799,819	89.19	16,774,896	89.88	15,506,919	93.59
KB Investment & Securities	376,645	2.00	369,849	1.98	419,267	2.53
KB Life Insurance	91,939	0.49	77,284	0.41	—	—
KB Asset Management	108,466	0.58	96,312	0.52	116,458	0.70
KB Real Estate Trust	128,768	0.68	121,553	0.65	97,469	0.59
KB Investment	109,682	0.58	104,910	0.56	103,788	0.63
KB Futures	40,404	0.22	37,363	0.20	38,206	0.23
KB Credit Information	24,396	0.13	23,621	0.13	44,488	0.27
KB Data Systems	7,459	0.04	6,334	0.03	18,457	0.11
Loans	159,200	0.84	169,150	0.91	199,000	1.20
Property and equipment	1,326	0.01	1,718	0.01	3,214	0.02
Cash and due from banks	854,133	4.53	845,366	4.53	1,849	0.01
Other assets	133,039	0.71	35,108	0.19	18,904	0.12
Total	18,835,276	100.00	18,663,464	100.00	16,568,019	100.00

2.3. Other Information for Investment Decision
2.3.1.Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)

	As of June 30, 2010		As of December 31, 2009	As of December 31, 2008
| | |
Total Capital (A)	23,402,027		24,360,262	21,937,230
Risk-weighted assets (B)	182,462,942		182,664,075	187,086,336
BIS ratio (A/B)(1)	12.83	(2)	13.34	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

(2)	Estimate

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)

	As of June 30, 2010(1)	As of December 31, 2009	As of December 31, 2008

Total Capital (A)	20,262	21,708	20,326
Risk-weighted assets (B)	156,821	154,593	154,261
BIS ratio (A/B)	12.92	14.04	13.18

(1)	Estimate
2.3.2. Credit ratings

		Credit	Company
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Evaluation

06/30/2010	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
06/25/2010	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
06/28/2010	Debentures	AAA	NICE Ratings (AAA ~ D)	Stable

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information
(Unit: in millions of Won, except per share amounts)

	As of and for the		As of December 31, 2008
	six months	As of and for the	and for the period from
	ended	year ended	September 29, 2008 to
	June 30, 2010	December 31, 2009	December 31, 2008

Assets
Cash and due from banks	854,133	845,366	1,849
Equity method investments	17,687,578	17,612,122	16,345,052
Loans receivable, net	159,200	169,150	199,000
Property and equipment, net	1,326	1,718	3,214
Other assets, net	133,039	35,108	18,904
Total assets	18,835,276	18,663,464	16,568,019
Liabilities
Borrowings	798,876	798,421	730,572
Other liabilities, net	110,606	13,413	8,836
Total liabilities	909,482	811,834	739,408
Shareholders’ equity
Common stock	1,931,758	1,931,758	1,781,758
Capital surplus	16,428,852	16,428,852	15,473,511
Capital adjustments	(2,919,162)	(2,918,990)	(3,145,102)
Accumulated other comprehensive income (loss)	1,146,177	1,232,279	1,087,503
Retained earnings	1,338,169	1,177,731	630,941
Total shareholders’ equity	17,925,794	17,851,630	15,828,611
Total liabilities and shareholders’ equity	18,835,276	18,663,464	16,568,019
Operating revenues	271,379	696,712	635,268
Operating income	229,422	541,893	612,071
Net income (loss)	237,725	539,818	611,927
Earnings per share — basic (Won)	693	1,659	2,078
Earnings per share — diluted (Won)	693	1,659	2,078

3.2. Consolidated Condensed Financial Information
(Unit: in millions of Won)

		As of December 31,
		2008 and for the
		period from
	As of and for the	September 29, 2008
	year ended December	to December 31,
	31, 2009	2008
Assets
Cash and due from banks	9,769,133	8,316,197
Securities	42,535,648	38,985,268
Loans receivable, net	195,397,893	198,930,186
Property and equipment, net	3,345,323	3,502,549
Other assets, net	11,120,453	17,814,591
Total assets	262,168,450	267,548,791
Liabilities
Deposits	172,439,883	162,210,372
Debts, net	54,493,283	63,495,480
Other liabilities, net	17,123,958	25,780,892
Total liabilities	244,057,124	251,486,744
Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustments	(2,918,990)	(3,145,102)
Accumulated other comprehensive income (loss)	1,232,279	1,087,503
Retained earnings	1,177,731	630,941
Minority interest	259,696	233,436
Total shareholders’ equity	18,111,326	16,062,047
Total liabilities and shareholders’ equity	262,168,450	267,548,791
Operating revenues	30,446,099	29,729,283
Operating income	651,285	627,301
Income before income tax	552,158	939,408
Net income	527,494	609,828
Parent company interest in net income	539,818	611,927
Number of consolidated companies	13	12

3.3. Other Selected Financial Data
3.3.1. Won-denominated Liquidity Ratio
(Unit: in billions of Won, %)

Category	First Half 2010(1)	2009 (1)	2008 (2)
Current assets in Won (a)	858.9	854.9	104.7
Current liabilities in Won (b)	1.3	0.5	104.6
Current ratio (a/b)	63,859.55%	178,473.28%	100.14%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).

(2)	Calculated based on Won assets and liabilities due within three months.

3.3.2. Selected ratios
(Unit: %)

	For the six months	For the year ended	For the year ended
Category	ended June 30, 2010	December 31, 2009	December 31, 2008*
Net income as a percentage of average total assets	0.18%	0.20%	0.75%
Net income as a percentage of average stockholders’ equity	2.65	3.25	11.99

*	Includes group-wide income/losses for the applicable period prior to the establishment of KB Financial Group Inc.

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower
(As of June 30, 2010)

Company	Loans *
(Unit: in billions of Won)
Hyundai Heavy Industries	1,109
KT Corporation	748
Daewoo Shipbuilding & Marine Engineering	702
Samsung Heavy Industries	617
LG Electronics	597
Kia Motors	590
Hyundai Steel	569
LG Display	519
Shinhan Financial Group	441
Samsung Electronics	439
GS Caltex	409
Hanjin Heavy Industries & Construction	365
SK Energy	363
Orient Shipyard	361
Hyundai Capital	360
Kumho Industrial	329
Hyundai Development	323
Hyundai Motor	301
Incheon Bridge	297
SK Shipping	280
Total	9,719

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group
(As of June 30, 2010)

Group	Loans *
(Unit: in billions of Won)
Hyundai Motor	2,541
Samsung	2,386
LG	1,603
SK	1,536
Hyundai Heavy Industries	1,182
Kumho Asiana	968
KT Corporation	955
GS	818
Hanwha	795
Daewoo Shipbuilding & Marine Engineering	732
Total	13,516

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business
3.3.5. Kookmin Bank’s Loan Concentration by Industry
(As of June 30, 2010)

	Aggregate Loan	Percentage of
Industry	Balance	Total Loan Balance
	(Unit: in billions of Won, %)
Manufacturing	33,428	34.66%
Construction	8,552	8.87
Real estate	16,014	16.61
Retail and wholesale	15,223	15.79
Hotel, leisure or transportation	4,464	4.63
Finance and insurance	2,244	2.33
Other	16,505	17.11
Total	96,430	100.00%

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

	(As of June 30, 2010)
			Allowance For Loan
	Industry	Total Credit	Losses
	(Unit: in billions of Won)
Borrower A	Manufacturing	497	335
Borrower B	Manufacturing	215	44
Borrower C	Manufacturing	152	37
Borrower D	Construction	131	64
Borrower E	Construction	124	60
Borrower F	Construction	94	18
Borrower G	Other	93	79
Borrower H	Manufacturing	84	42
Borrower I	Construction	80	39
Borrower J	Construction	72	35
Borrower K	Construction	69	14
Borrower L	Real estate	69	42
Borrower M	Construction	59	12
Borrower N	Construction	58	12
Borrower O	Construction	52	10
Borrower P	Finance and insurance	50	25
Borrower Q	Real estate	41	8
Borrower R	Real estate	40	26
Borrower S	Construction	40	8
Borrower T	Construction	40	40
Total		2,060	950

3.4. Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full non-consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4. Independent Public Accountants
4.1. Audit / Review Services

			Compensation(1)	Accrued Time
Period	Auditor	Activity	(in millions of Won)	(hours)
January 1 to June 30, 2010	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	263 (annualized basis)	2,072

January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	250	5,251

September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Quarterly and annual review & audit, and review of internal accounting management system	170	3,621

(1) Excluding value-added taxes

4.2. Non-Audit Services

(Unit: millions of Won)

Period	Contract date	Activity	Service period	Compensation(1)
January 1, to June 30, 2010	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380

January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board
As of August 16, 2010, the board of directors consists of one executive director and nine non-executive directors. The following committees currently serve under our board of directors:
■	Board Steering Committee

■	Audit Committee

■	Management Strategy Committee

■	Risk Management Committee

■	Evaluation & Compensation Committee

■	Non-Executive Director Nominating Committee

■	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Director, 6.2. Non-Standing Director and 6.3. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members

(As of June 30, 2010)	(Unit: in millions of Won)

		Total payment
	Total amount approved	(for the six months
	at Shareholders’	ended June 30,	Average payment
	Meeting (1)	2010)(2) (4)(6)	per person (3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)		21	21	(5)

Non-executive Directors (excluding audit committee members)	5,000	118	30	4 persons

Non-executive Directors who are audit committee members		168	34	5 persons

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of June 30, 2010.

(3)	Represents (i) the total amount paid for the six months ended June 30, 2010, divided by (ii) the total number of persons.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

(5)	Excludes compensation to directors who concurrently held more than one position within the Company and its subsidiaries (Vice Chairman of the Company).

(6)	In addition to the total payments as presented in the above table, we recorded Won 1,116 million in our financial statements as of and for the six months ended June 30, 2010 with respect to performance-based long-term incentives to directors, the payment and amount of which are determined following the expiration of their terms of office. In the first half of 2010, we also recorded a reversal of Won 24 million with respect to performance-based long-term incentives to directors. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of June 30, 2010 are as follows.
■	Kookmin Bank (100.00%)

■	KB Investment & Securities (100.00%)

■	KB Life Insurance (51.00%)

■	KB Asset Management (100.00%)

■	KB Real Estate Trust (100.00%)

■	KB Investment (100.00%)

■	KB Futures (100.00%)

■	KB Credit Information (100.00%)

■	KB Data Systems (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Director
We current have one executive director, Mr. Yoon-Dae Euh, who was appointed at the extraordinary general meeting of shareholders held on July 13, 2010. Mr. Euh was then appointed as the Chairman and Chief Executive Officer by the board of directors on the same date.
As of June 30, 2010, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned, in each case as of June 30, 2010, are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	Chief Executive Officer & Vice Chairman	—
Mr. Chung Won Kang resigned his post as executive director, Chief Executive Officer and Vice Chairman on July 13, 2010.
6.2. Non-Standing Director
We currently have no non-standing director.
As of June 30, 2010, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned, in each case as of June 30, 2010, are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jung Hoe Kim	09/19/1949	Non-Standing Director	1,754
Mr. Jung Hoe Kim resigned his post as a non-standing director on July 31, 2010.
6.3. Non-Executive Directors
Our current non-executive directors, and the number of shares of KB Financial Group’s common stock they owned as of June 30, 2010, are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	01/30/1939	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	2,907
Sang Moon Hahm	02/02/1954	Non-Executive Director	1,997
Seung Hee Koh	06/26/1955	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Young Nam Lee	09/03/1957	Non-Executive Director	—
Jae Mok Cho	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	1,932

6.4. Senior Management
In addition to our executive director who is also our executive officer, we currently have the following eight executive officers.
•	Young-Rok Lim — President (newly appointed on August 2, 2010);

•	Dong Chang Park — Deputy President (newly appointed on July 14, 2010);

•	Jong-Kyoo Yoon — Deputy President (newly appointed on August 9, 2010);

•	Wang-Ky Kim — Deputy President (newly appointed on August 9, 2010);

•	Seok Heung Ryu — Deputy President (newly appointed on August 12, 2010);

•	Minho Lee — Deputy President;

•	Jong Chan Ryu — Managing Director; and

•	Young Yoon Kim — Managing Director.
As of June 30, 2010, in addition to our executive director who was also our executive officer, we had the following six executive officers.

Name	Date of Birth	Position	Common Shares Owned
In Gyu Choi	12/23/1955	Deputy President & Chief Strategy Officer	117
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	567
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,937
Minho Lee	04/03/1965	Deputy President & Chief Compliance Officer	—
Jong Chan Ryu	07/22/1957	Managing Director & Chief Human Resources Officer	627
Young Yoon Kim	09/18/1956	Managing Director (Public Relations)	117
Each of Mr. In Gyu Choi and Mr. Kap Shin resigned his post as of August 9, 2010 and Mr. Heung Woon Kim resigned his post as of August 3, 2010, respectively.

6.5. Employees
The following table shows the breakdown of our employees as of June 30, 2010.

	(Unit: in millions of Won)
		Average Tenure of
	Number of	Employees		Average Payment
	Employees	(months)	Total Payment (1)	per Person (2)

Total	101	17.7 months	3,862	38

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2010.

(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2010 divided by (ii) the total number of employees as of June 30, 2010.

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders
The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2010:

(Unit: Shares, %)

	Number of Shares of	Percentage of Total
Name	Common Stock	Issued Shares
Kookmin Bank	43,322,704	11.21
Citibank, N.A.(1)	35,545,918	9.20
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of June 11, 2010, unless otherwise indicated.

(1)	Depositary under the Company’s ADR program.
7.2. Changes in the Largest Shareholder

(Unit: Shares, %)

	Date of Change in Largest
	Shareholder/
	Date of Change in
	Ownership	Number of Shares of	Percentage of Total
Name of Largest Shareholder	Level	Common Stock	Issued Shares(1)
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

**	The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V. on January 27, 2010. The Korean National Pension Service held 19,248,845 shares (4.98%) of our common stock as of January 27, 2010

7.3. Employee Stock Ownership Association

(As of June 30, 2010)		(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	25,470	Common Stock
Kookmin Bank	5,624,828	Common Stock
KB Investment & Securities	57,741	Common Stock
KB Life Insurance	47,464	Common Stock
KB Asset Management	26,645	Common Stock
KB Real Estate Trust	36,398	Common Stock
KB Investment	6,535	Common Stock
KB Futures	8,354	Common Stock
KB Credit Information	36,187	Common Stock
KB Data Systems	65,019	Common Stock

Total	5,934,641	Common Stock

7.4. Investments in Affiliated Companies

(As of June 30, 2010)		(Units: shares, millions of Won, %)

					Net Income (loss)
	Ending Balance			Total Assets as	for the latest
	Number of	Shareholding		of the latest fiscal	fiscal
Name	shares	percentage	Book value	year	year	Notes
Kookmin Bank	496,379,116	100	16,799,819	256,519,760	635,803	(1)
KB Investment & Securities	15,600,000	100	376,645	1,765,197	(42,823)	(2)
KB Life Insurance	15,912,000	51	91,939	2,861,230	6,781	(2)
KB Asset Management	7,667,550	100	108,466	111,135	28,811	(2)
KB Real Estate Trust	16,000,000	100	128,768	257,286	23,794	(1)
KB Investment	8,951,797	100	109,682	125,961	2,159	(1)
KB Futures	4,000,000	100	40,404	219,937	5,985	(2)
KB Credit Information	1,252,400	100	24,396	29,379	4,338	(1)
KB Data Systems	800,000	100	7,459	44,938	5,267	(1)
Total	566,562,863	—	17,687,578	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

**	The total assets and net income amounts stated above are based on the non-consolidated financial statements of each Subsidiary as of and for the period stated in the accompanying notes.

(1)	As of or for the year ended December 31, 2009

(2)	As of March 31, 2010 or for the period from April 1, 2009 to March 31, 2010

7.5. Related Party Transactions
7.5.1. Equity Investments in Subsidiaries
With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.4. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009.
7.5.2. Prepayments and Loans to Subsidiaries

				(Unit: in billions of Won)

			Loan	Current
Name	Relationship	Account	Amount	Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2011
KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: August 16, 2010	By:	/s/ Wang-Ky Kim
(Signature)
		Title:	Wang-Ky Kim
		Name:	Deputy President & CPRO